# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KILROY REALTY CORP, CIK 0001025996
CUSIP: 49427F108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 12200 W. OLYMPIC BLVD., SUITE 200, LOS ANGELES, California (CA), 90064
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001747057

## Reporting persons
- D1 Capital Partners L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,482,654; sole dispositive power 0; shared dispositive power 8,482,654; aggregate amount beneficially owned 8,482,654 (7.2% of the class)
- Daniel Sundheim: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,482,654; sole dispositive power 0; shared dispositive power 8,482,654; aggregate amount beneficially owned 8,482,654 (7.2% of the class)

## Item 1. Issuer
Name of issuer: KILROY REALTY CORP
Address of issuer's principal executive offices: 12200 W. Olympic Blvd., Suite 200, Los Angeles, CA 90064

## Item 2. Person Filing
Name of person filing:
This statement is filed by D1 Capital Partners L.P. (the "Investment Manager") and Daniel Sundheim (the "Mr. Sundheim"). The foregoing persons are hereinafter sometimes referred to as the "Reporting Persons."

The Investment Manager is a registered investment adviser and serves as the investment manager of private investment vehicles and accounts, including D1 Capital Partners Master LP (the "Investment Vehicle"), and may be deemed to beneficially own the shares of common stock, par value $0.01 per share (the "Common Stock") of Kilroy Realty Corp (the "Company") held by the Investment Vehicle and/or its subsidiary. Mr. Sundheim indirectly controls the Investment Manager and may be deemed to beneficially own the shares of Common Stock issuable held by the Investment Vehicle and/or its subsidiary.

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence:
D1 Capital Partners L.P.
9 West 57th Street, 36th Floor
New York, New York 10019

Daniel Sundheim
c/o D1 Capital Partners L.P.
9 West 57th Street, 36th Floor
New York, New York 10019
Citizenship:
Investment Manager - Delaware
Mr. Sundheim - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 118,294,328 shares of Common Stock outstanding as of June 30, 2025, as reported in the Company's Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on August 8, 2025.
Percent of class: 7.2%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Investment Vehicle (and/or its subsidiary) has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- D1 Capital Partners L.P.: /s/ Amanda Hector, Amanda Hector, General Counsel and Chief Compliance Officer (11/14/2025)
- Daniel Sundheim: /s/ Daniel Sundheim, Daniel Sundheim, Individual (11/14/2025)